UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 001-35693

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hamilton Bank 401(k) Profit Sharing Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hamilton Bancorp, Inc.
501 Fairmount Avenue, Suite 200
Towson, MD 21286

SUMMARY ANNUAL REPORT FOR HAMILTON BANK 401(K) PROFIT SHARING PLAN

    This is a summary of the annual report for the HAMILTON BANK 401(K) PROFIT SHARING PLAN (Employer Identification Number 52-0242752, Plan Number 002) for the plan year 01/01/2014 through 12/31/2014. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

Basic Financial Statement

    Plan expenses were $505,202. These expenses included $0 in administrative expenses and $503,125 in benefits paid to participants and beneficiaries, and $2,077 in other expenses. A total of 60 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

    The value of plan assets, after subtracting liabilities of the plan, was $2,048,431 as of the end of the plan year, compared to $2,186,986 as of the beginning of the plan year. During the plan year the plan experienced a change in its net assets of -$138,555. This change includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or the cost of assets acquired during the year. The plan had total income of $366,647, including employer contributions of $85,507, employee contributions of $234,006, other contributions/other income of $0 and earnings from investments of $47,134.

Information Regarding Plan Assets

    The U.S. Department of Labor’s regulations require that an independent qualified public accountant audit the plan’s financial statements unless certain conditions are met for the audit requirement to be waived. This plan met the audit waiver conditions for the plan year beginning 01/01/2014 and therefore has not had an audit performed.

    The plan’s assets were held in individual participant accounts with investments directed by participants and beneficiaries and with account statements from regulated financial institutions furnished to the participant or beneficiary at least annually and other qualifying assets.

    General information regarding the audit waiver conditions applicable to the plan can be found on the U.S. Department of Labor Web site at http://www.dol.gov/ebsa under the heading "Frequently Asked Questions."

Your Rights to Additional Information

    You have the right to receive a copy of the full annual report, or any part thereof, on request. To obtain a copy of the full annual report, or any part thereof, write or call the office of ROBYN LEE THIESS, who is a representative of the plan administrator, at 501 Fairmount Avenue Suite 200, Towson, MD 21286 and phone number, 410-823-4510. The charge to cover copying costs will be $10.00 for the full annual report, or $2.00 per page for any part thereof.

    You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

    You also have the legally protected right to examine the annual report at the main office of the plan: 501 Fairmount Avenue Suite 200, Towson, MD 21286, and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N-1513, Employee Benefits Security Administration, U.S. Department of Labor, 200 Constitution Avenue, N.W., Washington, D.C. 20210.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HAMILTON BANK 401(k) PROFIT SHARING PLAN

Date: June 10, 2015	By:	/s/ Robert A. DeAlmeida
Robert A. DeAlmeida
President and Chief Executive Officer